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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Advanced Lumitech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00758W 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       David J. Brown, Choate, Hall & Stewart, Exchange Place, 53 State Street, Boston, MA 02109, 617-248-4056
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION  CONTAINED
IN THIS FORM ARE NOT  REQUIRED TO RESPOND  UNLESS THE FORM  DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 00758W 10 3                                            Page  2  of  11
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                              7.      SOLE VOTING POWER

                                      10,685,000 shares of Common Stock
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             10,685,000 shares of Common Stock
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,685,000 shares of Common Stock
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.685%
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14.               TYPE OF REPORTING PERSON

                  OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         (a)   ISSUER:  Advanced  Lumitech,  Inc. (the  "Company")  Address:

            8c Pleasant Street., First Floor, South Natick, MA 01760
           ----------------------------------------------------------

         (b)   TITLE OF THE CLASS OF EQUITY SECURITIES:

                 Common Stock, $.001 par value ("Common Stock")
                ------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   NAME: Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust
                    ------------------------------------------------------------

         (b)   RESIDENCE OR BUSINESS ADDRESS:

              44 Eliot Hill Road, South Natick, Massachusetts 01760
             -------------------------------------------------------

         (c)   PRINCIPAL  OCCUPATION:

          Lawyer, 44 Eliot Hill Road, South Natick, Massachusetts 01760
         ---------------------------------------------------------------

         (d)   CRIMINAL PROCEEDINGS: None
                                    ------------

         (e)   CIVIL PROCEEDINGS: None
                                 ---------------

         (f)   CITIZENSHIP: United States
                           ----------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust used $750,000 of personal funds to acquire the 7,085,000 shares of Common Stock purchased from the Company.


ITEM 4.  PURPOSE OF TRANSACTION

Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust has acquired 2,500,000 shares of the Common Stock, $.001 par value, of Advanced Lumitech, Inc., a Nevada corporation (the "Company"), for a purchase price of $.10 per share. In connection with his investment Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust received two warrants, one to purchase an additional 2,500,000 shares of the Company's Common Stock at an exercise price of $.10 per share on or before April 1, 2005 (which may be extended to a date which is 15 days following the date the Company has filed all reports required to be filed by the Securities Exchange Act of 1934, as amended) and a second to purchase an additional 2,085,000 shares of the Company's Common Stock at an exercise price of $.12 per share on or before July 1, 2005. On March 29, 2005 Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust exercised half of its first warrant to purchase an additional 1,250,000 shares of the Company's Common Stock at an exercise price of $0.10. On April 28, 2005 Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust exercised the second half of its first warrant to purchase an additional 1,250,000 shares of the Company's Common Stock at an exercise price of $0.10 and exercised its second warrant to purchase an additional 2,085,000 shares of the Company's Common Stock at an exercise price of $0.12. In connection with the exercise of its warrants the Company granted Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust a third warrant to purchase an additional 3,600,000 shares of the Company's Common Stock at an exercise price of $0.12 per share on or before April 27, 2008. Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust has acquired the shares of the Company's Common Stock for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate shares of the Company's Common Stock beneficially owned by Jeffrey Stern, Trustee of Jeffrey Stern Revocable
                  Trust: 10,685,000 shares of the Company's Common Stock, representing 10.685% of the Company's issued and outstanding shares of Common Stock.

         (b) The number of shares of the Company's Common Stock with respect to which Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust has:
                  Sole voting power:  10,685,000  shares;
                  Shared voting power:  0;
                  Sole dispositive  power:  10,685,000 shares;
                  and Shared dispositive power: 0.

         (c) Except as described herein, there have been no transactions in the Company's Common Stock by Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust that were affected during the past 60 days or since the most recent filing on Schedule 13D by Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed above.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As indicated, Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust has acquired 2,500,000 shares of the Common Stock, $.001 par value, of Advanced Lumitech, Inc., a Nevada corporation (the "Company"), for a purchase price of $.10 per share. In connection with his investment Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust received two warrants, one to purchase an additional 2,500,000 shares of the Company's Common Stock at an exercise price of $.10 per share on or before April 1, 2005 (which may be extended to a date which is 15 days following the date the Company has filed all reports required to be filed by the Securities Exchange Act of 1934, as amended) and a second to purchase an additional 2,085,000 shares of the Company's Common Stock at an exercise price of $.12 per share on or before July 1, 2005. On March 29, 2005 Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust exercised half of its first warrant to purchase an additional 1,250,000 shares of the Company's Common Stock at an exercise price of $0.10. On April 28, 2005 Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust exercised the second half of its first warrant to purchase an additional 1,250,000 shares of the Company's Common Stock at an exercise price of $0.10 and exercised its second warrant to purchase an additional 2,085,000 shares of the Company's Common Stock at an exercise price of $0.12. In connection with the exercise of its warrants the Company granted Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust a third warrant to purchase an additional 3,600,000 shares of the Company's Common Stock at an exercise price of $0.12 per share on or before April 27, 2008.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

One Warrant Agreements issued by the Company to Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  May 5, 2005


Signature:  /s/ Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust
          ----------------------------------------------------------------------

Name/Title/: Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust
            --------------------------------------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  Exhibit 10.1

                     ADVANCED LUMITECH, INC., d/b/a BRIGHTEC

                             STOCK PURCHASE WARRANT

The Warrant represented by this certificate has not been registered under the Securities Act of 1933, and such Warrant may not be sold or transferred unless such sale or transfer is in accordance with the registration requirements of the Securities Act of 1933, as at the time amended, or in conformity with the limitations of Rule 144 or similar rule as then in effect under such Act, or unless some other exemption from the registration requirements of such Act is available with respect thereto.


Warrant No. 05.006                                    Number of Shares 3,600,000
------------------                                    --------------------------


                     ADVANCED LUMITECH, INC., d/b/a BRIGHTEC

                          COMMON STOCK, $.001 PAR VALUE

                            VOID AFTER APRIL 27, 2008

         This Warrant is issued to Jeffrey Stern, Trustee of Jeffrey Stern Revocable Trust (JST) located at 44 Eliot Hill Road, Natick, Massachusetts 01760
- USA by ADVANCED LUMITECH, INC., d/b/a BRIGHTEC a Nevada corporation (hereinafter with its successors called the "Company").

         For value received and subject to the terms and conditions hereinafter set out, the holder of this Warrant, commencing April 28, 2005, is entitled upon surrender of this Warrant, with the subscription form annexed hereto duly executed, at the office of the Company, 8c Pleasant Street, first floor, South Natick, Massachusetts 01760, or such other office as the Company shall notify to the registered holder hereof in writing, to purchase from the Company at an initial purchase price of 12.00 Cents ($0.12) per share, 3,600,000 (three million six hundred thousand) fully paid and nonassessable shares of Common Stock, $.001 par value (the "Common Stock"), of the Company. This Warrant may be exercised in part, and the registered holder shall be entitled to receive a new warrant covering the number of shares in respect of which this Warrant shall not have been exercised. The person or persons in whose name or names any certificate representing shares of Common Stock is issued hereunder shall be deemed to have become the holder of record of the shares represented thereby as at the close of business on the date on which this Warrant is exercised with respect to such shares, whether or not the transfer books of the Company shall be closed. Until such time as this Warrant is exercised or terminates, the purchase price payable and the securities issuable upon exercise of this Warrant are subject to adjustment as hereinafter provided.

         I. This Warrant shall expire at the close of business on April 27, 2008, and shall be void thereafter.

         II. The Company covenants that it will at all times reserve and keep available a number of its authorized shares of its Common Stock, free from all pre-emptive rights therein, which will be sufficient to permit the exercise of this Warrant. The Company further covenants that such Common Stock as may be issued pursuant to the exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

         III. If the Company shall at any time prior to the expiration of this Warrant subdivide its outstanding Common Stock, by split-up or otherwise, or combine its outstanding Common Stock, or issue additional shares of its capital stock in payment of a stock dividend in respect of its Common Stock, the number of shares issuable on the exercise of the unexercised portion of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination, and the purchase price then applicable to shares covered by the unexercised portion of this Warrant shall forthwith be proportionately decreased in the case of a subdivision or stock dividend, or proportionately increased in the case of a combination.

         IV. In case of any reclassification, capital reorganization, or change of the outstanding Common Stock of the Company (other than as a result of a subdivision, combination or stock dividend), or in case of any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding Common Stock of the Company), or in case of any sale or conveyance to another corporation or other business organization of the property of the Company, as an entirety or substantially as an entirety, at any time prior to the expiration of this Warrant, then, as a condition of such reclassification, reorganization, change, consolidation, merger, sale or conveyance, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the holder of this Warrant, so that the holder of this Warrant shall have the right prior to the expiration of this Warrant to purchase, at a total price not to exceed that payable upon the exercise of the unexercised portion of this Warrant, the kind and amount of shares of stock and other securities and property receivable upon such reclassification, reorganization, change, consolidation, merger, sale or conveyance by a holder of the number of share of Common Stock of the Company which might have been purchased by the holder of this Warrant immediately prior to such reclassification, reorganization, change, consolidation, merger, sale or conveyance, and in any such case appropriate provisions shall be made with respect to the rights and interest of the holder of this Warrant to the end that the provisions hereof (including without limitation, provisions for the adjustment of the purchase price and of the number of shares purchasable upon exercise of this Warrant) shall thereafter be applicable in relation to any shares of stock, and other securities and property thereafter deliverable upon exercise hereof.

         V. In no event shall any fractional share of Common Stock of the Company be issued upon any exercise of the warrant granted hereunder. If, upon exercise of this Warrant as an entirety, the registered holder would, except as provided in this Section 5, be entitled to receive a fractional share of Common Stock, then the Company shall issue the next higher number of full shares of Common Stock, issuing a full share with respect to such fractional share.

         VI. If at any time prior to the expiration or exercise of this Warrant, the Company shall pay any dividend or make any distribution upon its Common Stock or shall make any subdivision or combination of, or other change in its Common Stock, the Company shall cause notice thereof to be mailed, first class, postage prepaid, to the holder of this Warrant at least ten full business days prior to the date as of which holders of Common Stock who shall participate in such dividend, distribution, subdivision, combination or other change are to be determined. Such notice shall also specify the time as of which holders of Common Stock who shall participate in such dividend or distribution are to be determined. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any dividend or distribution.

         VII. A. The Company will maintain a register containing the names and addresses of the holders of the Warrants. The "registered holder" of any Warrant shall be the person in whose name such Warrant is registered in said warrant register. Any registered holder of this Warrant may change his address as shown on the warrant register by written notice to the Company requesting such change. Any notice or written communication required or permitted to be given to the registered holder may be given by registered mail, or delivered to such registered holder at its address as shown on the warrant register.

            B. This Warrant, and the rights evidenced hereby, are subject to restriction on transfer set forth in Federal and State securities laws and may not be offered for sale, sold, transferred or otherwise disposed of unless registered under The Securities Act of 1933, as amended, and applicable state securities laws, or unless an exemption therefrom is available. Permissible transfers of this Warrant, and the rights evidenced hereby, may be made by any registered holder hereof with respect to any or all of the shares purchasable hereunder. Upon presentation of this Warrant to the Company for transfer as an entirety by the registered holder, the Company shall issue a new warrant of the same denomination to the assignee. Upon presentation of this Warrant to the Company by the registered holder for such transfer with respect to a portion of the shares of Common Stock purchasable hereunder, the Company shall issue a new warrant to the assignee, in such denomination as shall be requested by the registered holder hereof, and shall issue to such registered holder a new warrant covering the number of shares in respect of which this Warrant shall not have been transferred. .

            C. In the event any stockholders of the Company are granted registration rights in the future to register shares of the Company's capital stock under the Securities Act of 1933, as amended, the holder of this Warrant or the shares issued on exercise hereof shall be entitled to substantially similar registration rights with respect to the shares.

            D. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company may issue a new warrant of like tenor and denomination and deliver the same (a) in exchange and substitution for and upon surrender and cancellation of any mutilated Warrant, or (b) in lieu of any Warrant lost, stolen, or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Warrant (including a reasonably detailed affidavit with respect to the circumstances of any loss, theft, or destruction) and of indemnity satisfactory to the Company.

         VIII. Subject to compliance with applicable Federal and State securities law and certain restrictions on transfer referred to in Section 7B, this Warrant and all rights hereunder are transferable in whole or in part, at the office or agency of the Company at which this Warrant is exercisable by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant together with the assignment hereof properly endorsed. Until transfer hereof on the books of the Company, the Company may treat the registered holder hereof as the owner hereof for all purposes.

         IX. Unless a current registration statement under the Securities Act of 1933, as amended, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the holder hereof, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of securities acquired upon exercise hereof, such holder will deliver to the Company a written statement that the securities acquired by the holder upon exercise hereof are for the own account of the holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering and distributing such securities (or any portion thereof). Further, the holder shall comply with such provisions of applicable State securities laws as counsel to the Company shall advise.

         X. The provisions and terms of this Warrant shall be construed in accordance with the laws of the Commonwealth of Massachusetts.




                                         ADVANCED LUMITECH, INC., d/b/a BRIGHTEC



                                         By:____________________________________
                                            Patrick Planche, President



(Corporate Seal)


Attest:

__________________________________

                              FORM OF SUBSCRIPTION





To:  Advanced Lumitech, Inc., d/b/a Brightec                       Date:



         The undersigned hereby subscribes for ______________ shares of Common Stock of ADVANCED LUMITECH, INC., d/b/a BRIGHTEC covered by this Warrant #05.006. The certificate(s) for such shares shall be issued in the name of the undersigned or as otherwise indicated below:




                                       _________________________________________
                                       Name


                                       _________________________________________
                                       Name for Registration


                                       _________________________________________

                                       _________________________________________

                                       _________________________________________
                                       Mailing Address

                               FORM OF ASSIGNMENT



  For value received _____________________ hereby sell, assign and transfer unto

________________________________________________________________________________

________________________________________________________________________________
             Please print or typewrite name and address of Assignee



the within Warrant #05.006, and do hereby irrevocably constitute and appoint ______________________ Attorney to transfer the within Warrant on the books of the within named Corporation with full power of substitution on the premises.



Dated:_____________________________



                                             By:________________________________



In the presence of:



__________________________________